Exhibit 99.1

For Further Information:

Howard N. Feist
Chief Financial Officer
(781) 237-6655

AMERICAN BILTRITE REPORTS FIRST QUARTER RESULTS

WELLESLEY HILLS, MA, MAY 6, 2008 - American Biltrite Inc. (AMEX:ABL) reported today its results for the first quarter of 2008. Net sales for the three months ended March 31, 2008 were $95.8 million, compared with $100.0 million in the first quarter of 2007. Net income for the three months ended March 31, 2008 was $972 thousand or $0.28 per share (basic and diluted) compared with a net loss of $741 thousand or $0.22 per share (basic and diluted) in the first quarter of 2007.

American Biltrite’s consolidated results include the results of its 55% owned subsidiary Congoleum Corporation, which is in Chapter 11 bankruptcy reorganization proceedings.  Under the terms of the pending proposed plan of reorganization for Congoleum, American Biltrite's ownership interest in Congoleum would be eliminated.  Accordingly, American Biltrite believes its financial results excluding Congoleum to be the most meaningful presentation to investors.  Excluding the results of Congoleum, American Biltrite’s net sales for the three months ended March 31, 2008 were $48.1 million, down 5.2% from $50.7 million for the three months ended March 31, 2007, and its net loss for the three months ended March 31, 2008 was $715 thousand compared with a net loss of $392 thousand for the three months ended March 31, 2007.  Congoleum comprises the flooring products segment in American Biltrite’s reported results.

Roger S. Marcus, Chairman of the Board, commented "We are operating in an extremely challenging economic environment, given the state of housing and consumer confidence.  Sales at the Tape division were 6.9% below the first quarter of last year due to weak demand for paper, film, HVAC and electrical products.  Increased sales through the Belgium operation provided a partial offset to domestic sales declines.  The Tape division obtained a $1.2 million insurance recovery during the quarter and was profitable.  This recovery was for costs of a product recall in 2006 caused by our supplier shipping us defective raw material.  The Canadian division’s sales in the first quarter were up 6.6% versus the first quarter of last year, as the effect of currency translation more than offset sales volume declines in flooring, and the division reported a modest profit.   Sales at K&M were 13.6% below the first quarter of 2007 due to retail weakness and increased sales allowances, and K&M’s loss for the quarter increased from the first quarter of 2007.”

Mr. Marcus continued “We took steps to reduce costs in the first quarter, and we are planning additional actions to improve performance, as we are not expecting help from the economy in the near future.  We continue to make progress in reducing our debt, and cash generation will remain a key focus for the balance of the year.”

Warning regarding forward looking statements

The above news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions. These forward-looking statements are based on American Biltrite's expectations, as of the date of this release, of future events. American Biltrite undertakes no obligation to update any of these forward looking statements. Although American Biltrite believes that its expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and experience, there can be no assurance that actual results will not differ materially from expectations. Readers are cautioned not to place undue reliance on any forward-looking statements. Actual results could differ significantly as a result of various factors.   For example, the above news release may imply that the pending proposed plan of reorganization for Congoleum will be confirmed and become effective.  In fact, that plan will be subject to numerous conditions, approvals and other requirements, including the receipt of necessary creditor, claimant and court approvals.  Further, certain insurers are contesting the plan in the bankruptcy court and Congoleum is involved in ongoing litigation against its insurers in a state court coverage action.  In order to obtain confirmation of the plan Congoleum will need sufficient funds to pay for the continued litigation with these insurers as well the bankruptcy proceedings generally.  In addition, in view of American Biltrite's relationships with Congoleum, American Biltrite could be affected by Congoleum's negotiations regarding its pursuit of a plan or reorganization, and there can be no assurance as to what that impact, positive or negative, might be. In any event, the failure of Congoleum to obtain confirmation and consummation of a Chapter 11 plan of reorganization would have a material adverse effect on Congoleum's business, results of operations or financial condition and could have a material adverse effect on American Biltrite's business, results of operations or financial condition. In addition, the above news release indicates that American Biltrite took steps to reduce its costs and that it plans additional actions to improve performance.  Those prior steps and any future actions American Biltrite may take may not be successful in reducing its costs or improving its performance.  The above news release further indicates that American Biltrite has made progress in reducing its debt and that cash generation will remain a key focus.  American Biltrite's ability to reduce its debt and generate cash will be subject to a number of factors and it may not be able to successfully or meaningfully reduce its debt or generate positive cash flows.  Other factors which may cause actual results to differ from American Biltrite's expectations include those set forth in American Biltrite's Annual Report on Form 10-K for the year ended December 31, 2007 and subsequent filings with the Securities and Exchange Commission.

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
 ($000, except share and per share amounts)

	Three Months Ended March 31,
	2008	2007
	(Unaudited)

Net sales	$95,757	$100,031

Cost of products sold	72,593	74,195
Selling, general & administrative expenses	22,389	23,254

Income from operations	775	2,582

Interest & other income (expense), net	676	(3,440)
Provision for (benefit from) income taxes	519	(122)
Noncontrolling interests	40	(5)

Net income (loss)	$972	$(741)

Income (loss) per common share
Basic	$0.28	$(0.22)
Diluted	$0.28	$(0.22)

Weighted average number of common and equivalent shares outstanding
Basic	3,441,551	3,441,551
Diluted	3,441,551	3,441,551

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
BY SEGMENT
($000)

	Three Months Ended March 31,
	2008	2007
	(Unaudited)
Net sales to external customers

Flooring products	$47,697	$49,315
Tape products	22,443	24,118
Jewelry	11,747	13,590
Canadian division	13,870	13,008

Total net sales to external customers	$95,757	$100,031

Segment profit (loss) before taxes

Flooring products	$2,608	$(351)
Tape products	411	(421)
Jewelry	(1,331)	(238)
Canadian division	102	87
Corporate items	(339)	65

Total profit (loss)	$1,451	$(858)